SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 August 205

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 05 August, 2005
99.2	Director/PDMR Shareholding dated 09 August, 2005
99.3	Disposal dated 11 August, 2005
99.4	Director/PDMR Shareholding dated 11 August, 2005
99.5	New Franchise Agreement dated 12 August, 2005

Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Stevan Porter

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Stevan Porter

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stevan Porter

8 State the nature of the transaction

Exercise of Executive Share options and sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Exercise of options over 178,176 IHG ordinary shares at an option price of £4.0936 per share

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 178,176 IHG ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) class=MsoFootnoteReference>

13. Price per share or value of transaction

Sold 178,176 IHG ordinary shares at a price of £7.28.

14. Date and place of transaction

04 August 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

64,589

16. Date issuer informed of transaction

04 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

...............................

18. Period during which or date on which it can be exercised

N/A

...............................

19. Total amount paid (if any) for grant of the option

N/A

...............................

20. Description of shares or debentures involved (class and number)

N/A

...............................

...............................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

...............................

22. Total number of shares or debentures over which options held following notification

N/A

...............................

23. Any additional information

N/A

...............................

24. Name of contact and telephone number for queries

Liz Searle, 01753 410 244

...............................

Name and signature of duly authorised officer of issuer responsible for making notification

...............................

Date of notification

...............................

Exhibit 99.2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

3,500

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

9 August 2005

14. Date company informed

9 August 2005

15. Total holding in the Trust following this notification

2,196,826 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle
Date of Notification
9 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.3

11 August 2005

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
HOLIDAY INN DUBLIN AIRPORT

InterContinental Hotels Group PLC ("IHG") today announces it has sold the Holiday Inn, Dublin Airport (248 rooms). The property will leave the IHG system. The hotel will be owned by Adelphi Way Developments & Investments Limited.

Proceeds before transaction costs were Eur33.5 million (£23.3m), approximately in line with net book value.

Further transaction details

  No tax charge arises and no cash tax is expected to be payable as a result of the transaction.
  IHG has sold the entity owning the hotel, International Airport Hotel Ltd..

Since Separation in April 2003, including today's announcement, IHG has announced the disposal of 126 hotels with proceeds of approximately £1.8 billion. 19 properties remain on the market with a net book value of approximately £370 million.

Disposal announced today:

	2004	2003
	£m	£m
Revenue	6.5	7.3
EBITDA	1.5	2.4
EBIT	1.2	1.8

Hotel		Rooms
Holiday Inn, Dublin Airport		248

A list of IHG's owned and leased properties detailing those disposed of, on the market and not on the market is available at http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priortyclub.com .

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihcplc.com/media.

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Exhibit 99.4

Notification of transactions of persons discharging managerial responsibilities and their connected persons.

Name of issuer	InterContinental Hotels Group PLC
Name of individual	Richard Hartman
Reasons for responsibility to notify	Director
Description of the financial instrument	Ordinary shares
Nature of the transaction	Transfer to Spouse
Date of the transaction	29 July 2005
Date of notification of transaction to the issuer	10 August 2005
Place of transaction	United Kingdom
Price and volume of the transaction	31,871 shares, nil consideration
Is notification for purposes of under Disclosure Rules or section 324 Companies Act 1985 or both?	Both

Exhibit 99.5

12 August 2005

INTERCONTINENTAL HOTELS GROUP CONTINUES
GROWTH IN THE UK WITH NEW FRANCHISE AGREEMENT

InterContinental Hotels Group PLC ("IHG") announces the signing of a new franchise agreement for up to 16 hotels in the UK owned by Queens Moat Houses Limited. Initially 11 of the hotels will be converted to the Holiday Inn brand and two to the Crowne Plaza brand. Three further hotels may be converted at a later date.

The initial 13 hotels, managed by Queens Moat Houses UK Limited, will undergo significant refurbishment as part of the deal and will be operated under a 20 year franchise agreement. These additions will bring the total number of hotels operating under IHG brands in the UK to 227 (31,909 rooms).

Andrew Cosslett, Chief Executive Officer of InterContinental Hotels Group, commented:

"This deal is another important step in the development of our brand portfolio in the UK market. We continue to add to our franchise business and are delighted to be furthering our relationship with Queens Moat Houses."

Richard Moore, Managing Director of Queens Moat Houses UK Limited, added:

"The decision to franchise an important part of the portfolio in the UK is part of a new corporate strategy for the Group since Queens Moat Houses was acquired in October 2004. Strong global hotel brands, combined with new capital investment in our hotels will provide us with an excellent base for growth in the future."

Details of the portfolio:

Hotel	Rooms
Initial 13 hotels
Holiday Inn Bolton Centre	132
Holiday Inn Doncaster A1(M) Jct 36	102
Holiday Inn London - Elstree M25 Jct 23	131
Holiday Inn Harrogate	214
Holiday Inn Luton South M1 Jct 9	140
Holiday Inn Manchester Airport	126
Holiday Inn Peterborough West	133
Holiday Inn Plymouth	211
Holiday Inn London - Shepperton	185
Holiday Inn Solihull	115
Holiday Inn Stratford Upon Avon	251
1,740
Crowne Plaza Glasgow	283
Crowne Plaza Nottingham	210
493
Total	2,233

Potential Further three hotels
Moat House Reading (Holiday Inn)	100
Moat House Gloucester (Holiday Inn)	120
220
Moat House Chester ( Crowne Plaza)	160
380
Potential total	2,613

For further information, please contact:

Investor Relations - InterContinental Hotels Group (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176 +44 (0) 7808 098 972

Media Enquiries - InterContinental Hotels Group (Leslie McGibbon):	+44 (0) 1753 410 425 +44 (0) 7808 094 471

Media Enquiries - Moat House Hotels (Kara Rose)	+44 (0) 161 929 8700 +44 (0) 7787 535 246

Notes to Editors

  InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs) is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 25 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

  For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 August 2005